DRAFT OF 6/24/95
PRIVILEGED AND CONFIDENTIAL

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 16)*

                             Chrysler Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  171196 10 8
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Stephen Fraidin, P.C.
                   Fried, Frank, Harris, Shriver & Jacobson
                              One New York Plaza
                           New York, New York 10004
                                (212) 859-8140
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 26, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ---------------------------                              -----------------------
CUSIP No.       171196 10 8                              Page   2  of   9  Pages
- ---------------------------                              -----------------------
- --------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            KIRK KERKORIAN
- --------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [X]
                                                                  (b)  [_]

- --------------------------------------------------------------------------------
  3     SEC USE ONLY


- --------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

            AF
- --------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                             [_]

- --------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
- --------------------------------------------------------------------------------
 NUMBER OF         7    SOLE VOTING POWER

  SHARES                  36,000,000 Shares
                 ---------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER

 OWNED BY
                 ---------------------------------------------------------------
   EACH            9    SOLE DISPOSITIVE POWER

 REPORTING                36,000,000 Shares
                 ---------------------------------------------------------------
  PERSON           10   SHARED DISPOSITIVE POWER

   WITH
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            36,000,000 Shares
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [_]

- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.75%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            IN
- --------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

- ---------------------------                              -----------------------
CUSIP No.       171196 10 8                              Page   3  of   9  Pages
- ---------------------------                              -----------------------
- --------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            TRACINDA CORPORATION
- --------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [X]
                                                                  (b)  [_]

- --------------------------------------------------------------------------------
  3     SEC USE ONLY


- --------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

            BK
- --------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                            [_]

- --------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

            NEVADA
- --------------------------------------------------------------------------------
 NUMBER OF         7    SOLE VOTING POWER

  SHARES                  36,000,000 Shares
                 ---------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER

 OWNED BY
                 ---------------------------------------------------------------
   EACH            9    SOLE DISPOSITIVE POWER

 REPORTING                36,000,000 Shares
                 ---------------------------------------------------------------
  PERSON           10   SHARED DISPOSITIVE POWER

   WITH
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            36,000,000 Shares
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [_]

- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.75%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            CO
- --------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

- ---------------------------                              -----------------------
CUSIP No.       171196 10 8                              Page   4  of   9  Pages
- ---------------------------                              -----------------------
- --------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            LEE IACOCCA
- --------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [X]
                                                                  (b)  [_]

- --------------------------------------------------------------------------------
  3     SEC USE ONLY


- --------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

            PF; OO
- --------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                             [_]

- --------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A
- --------------------------------------------------------------------------------
 NUMBER OF         7    SOLE VOTING POWER

  SHARES                  2,125,626 Shares
                 ---------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER

 OWNED BY                 173,750 Shares
                 ---------------------------------------------------------------
   EACH            9    SOLE DISPOSITIVE POWER

 REPORTING                2,125,626 Shares
                 ---------------------------------------------------------------
  PERSON           10   SHARED DISPOSITIVE POWER

   WITH                   173,750 Shares
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,299,376 Shares
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [_]

- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.6%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            IN
- --------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

- ---------------------------                              -----------------------
CUSIP No.       171196 10 8                              Page   5  of   9  Pages
- ---------------------------                              -----------------------
- --------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Alfred Boyer
- --------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [X]
                                                                  (b)  [_]

- --------------------------------------------------------------------------------
  3     SEC USE ONLY


- --------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*


- --------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                             [_]

- --------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A
- --------------------------------------------------------------------------------
 NUMBER OF         7    SOLE VOTING POWER

  SHARES                  5,000 Shares
                 ---------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER

 OWNED BY
                 ---------------------------------------------------------------
   EACH            9    SOLE DISPOSITIVE POWER

 REPORTING                5,000 Shares
                 ---------------------------------------------------------------
  PERSON           10   SHARED DISPOSITIVE POWER

   WITH
- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,000 Shares
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [_]

- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0014%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

            IN
- --------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

          This Amendment No. 16 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $1.00 per share, of Chrysler Corporation, a Delaware corporation (the "Company"), previously filed by Kirk Kerkorian, Tracinda Corporation, a Nevada corporation wholly owned by Mr. Kerkorian ("Tracinda"), and Mr. Lee Iacocca to add, among other things, certain information with respect to Alfred Boyer who may be deemed a member of a group consisting of Mr. Kerkorian, Tracinda, Mr. Iacocca and Mr. Boyer. Mr. Kerkorian, Tracinda, Mr. Iacocca and Mr. Boyer are collectively referred to hereinafter as the "Filing Persons". Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     1. Item 2 of the Schedule 13D is hereby amended to add the following information:

                                 *     *     *

          Item 2.  Identity and Background.
                   ------------------------

     (a-f) The persons filing this Schedule 13D are Kirk Kerkorian, Tracinda, Lee Iacocca, and Alfred Boyer. Information with respect to Mr. Kerkorian, Tracinda and Mr. Iacocca has previously been disclosed in this Schedule 13D.

     The business address of Mr. Boyer is 9665 Wilshire Blvd., Suite 200, Beverly Hills, CA 90212. Mr. Boyer is a private investor and sole partner of Boyer Capital Management. Mr. Boyer is a U.S. citizen.

     During the last five years, Mr. Boyer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     2. Item 3 of the Schedule 13D is hereby amended to add the following information:

                                 *     *     *

          Item 3.  Source and Amount of Funds or Other Consideration.
                    ------------------------------------------------

     The source of funds used to acquire the Long Term Equity Anticipation options ("LEAPs") on shares of Common Stock beneficially owned by Mr. Boyer was Mr. Boyer's personal funds. The aggregate consideration used to purchase such LEAPs was $54,000.00.

     3. Item 4 of the Schedule 13D is hereby amended to add the following information:

                                 *     *     *

          Item 4.  Purpose of Transaction.
                   ----------------------

     On June 26, 1995, Tracinda issued a press release, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference, announcing that it will commence a tender offer to purchase up to 14,000,000 Shares of Common Stock.

     4. Item 5 of the Schedule 13D is hereby amended to add the following information:

                                 *     *     *

          Item 5.  Interest in Securities of the Issuer.
                   ------------------------------------

          The information concerning Mr. Kerkorian, Tracinda and Mr. Iacocca is hereby restated in its entirety. The following information relates to Mr. Boyer.

     (a) Mr. Boyer has the right to acquire 5,000 shares of common stock at an exercise price of $40 per share pursuant to LEAPs options expiring January 20, 1996. Such shares constitute less than 1% of the outstanding Common Stock.

     (b) Mr. Boyer has the sole power to vote and dispose of shares that may be acquired by him.

     (c) Mr. Boyer has not effected any transaction in the common stock during the past 60 days.

     (d)  None.

     (e)  Not applicable.

          Each of Mr. Kerkorian and Tracinda, Mr. Iacocca and Mr. Boyer expressly disclaims beneficial ownership of all shares and options of Common Stock held by the others.

     5.  Item 6 of the Schedule 13D is hereby amended to add the following:

                                 *     *     *

           Item 6.  Contracts, Arrangements, Understandings or Relationships
                    --------------------------------------------------------
with Respect to Securities of the Issuer.
- -----------------------------------------
           Tracinda has entered into Consulting Agreements with Messrs. Iacocca and Boyer, copies of which are filed as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference and has also entered into Value Sharing Agreements, copies of which are filed as Exhibits 4 and 5 hereto, respectively, and are incorporated herein by reference.

     6.  Item 7 of the Schedule 13D is hereby amended to add the following:

                                 *     *     *

          Item 7.  Material to Be Filed as Exhibits.
                   --------------------------------

     1.  Press release issued on June 26, 1995.

     2. Consulting Agreement, dated May 9, 1995, between Tracinda and Mr.
Iacocca.

     3. Consulting Agreement, dated June 24, 1995, between Tracinda and Mr.
Boyer.

     4. Value Sharing Agreement, dated June 24, 1995, between Tracinda and Mr. Iacocca.

     5. Value Sharing Agreement, dated June 24, 1995, between Tracinda and Mr. Boyer.
      6.  Joint Filing Agreement, dated June 26, 1995, among the Filing Persons.

     7. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           TRACINDA CORPORATION


                                           By:  /s/ Anthony Mandekic
                                                ---------------------------
                                                Name:  Anthony L. Mandekic
                                                Title:  Secretary/Treasurer


Dated:  June 26, 1995

                                 EXHIBIT INDEX

 Item No.                      Description                             Page No.
 --------                      -----------                             --------

     1.  Press release issued on June 26, 1995.

     2.  Consulting Agreement, dated May 9, 1995, between Tracinda and
         Mr. Iacocca.

     3.  Consulting Agreement, dated June 24, 1995, between Tracinda and
         Mr. Boyer.

     4. Value Sharing Agreement, dated June 24, 1995, between Tracinda and Mr. Iacocca.

     5. Value Sharing Agreement, dated June 24, 1995, between Tracinda and Mr. Boyer.

     6.  Joint Filing Agreement, dated June 26, 1995, among the
         Filing Persons.

     7. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.